UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-38488

Trinity Merger Corp.
(Exact name of registrant as specified in its charter)

55 Merchant Street, Suite 1500, Honolulu, HAWAII 96813	(808) 529-0909
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, Warrants and Units
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	1*

*On November 14, 2019, Trinity Merger Corp. merged with and into a subsidiary of Broadmark Realty Capital Inc. (formerly known as Trinity Sub Inc.).

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 25, 2019	By:	/s/ Adam J. Foundation

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SEC 2069 (08-11)	number.